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UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: December 31, 2005
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

Gold City Industries Ltd.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380560 10 2

(CUSIP Number)

Douglas H. Shearer

509 - 7839 - 96th Street

Edmonton, AB  T6C 4R4   Canada Tel: (780) 989-3515

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (11-02)

CUSIP No. 380560 10 2

(1)

Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Douglas H. Shearer

(2)

Check the Appropriate Box if a Member of a Group

   (a)

   (b)

(3)

SEC Use Only

(4)

Source of Funds

PF

(5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e)

(6)

Citizenship or Place of Organization

Canada

Number of

(7)

Sole Voting Power

Shares Beneficially

2,284,824

Owned by Each

Reporting Person

(8)

Shared Voting Power

With

-0-

(9)

Sole Dispositive Power

2,284,824

(10)

Shared Dispositive Power

-0-

(11)

Aggregate Amount Beneficially Owned by Each Reporting Person

2,284,824

(12)

Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13)

Percent of Class Represented by Amount in Row (11)

9.1%

(14)

Type of Reporting Person

IN

CUSIP No. 380560 10 2

Item 1. Security and Issuer

This statement relates to the common stock, no par value (the “Common Stock”), of Gold City Industries Ltd. (the “Company”), whose offices are located at 580 Hornby Street, Suite 550, Vancouver, British Columbia V6C 3B6 CANADA.

Item 2. Identity and Background

(a)

Douglas H. Shearer

(b)

509 – 7839 – 96th Street, Edmonton, Alberta, T6C 4R4 CANADA

(c)

Retired businessman.

(d)

I, have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

I, have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violations, or prohibiting mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Canada

Item 3. Source and Amount of Funds or Other Consideration

The securities were purchased over several years commencing in 1998 with personal funds, through private placements with Gold City Industries Ltd.

Item 4. Purpose of Transaction

The purpose of the transactions is to acquire shares for investment purposes.

Item 5. Interest in Securities of the Issuer.

Information with respect to Douglas H. Shearer:

(a)

Aggregate number and percentage of Common Stock owned:  See Items (11) and (13) of the applicable cover page.

(b)

Shared versus sole voting and dispositive power:  See Items (7), (8), (9), and (10) of the applicable cover page.

(c)

Transactions initial Schedule 13D filing on December 13, 2002 are as follows:

(i)

On January 10, 2003 Douglas Shearer sold 333,000 shares of Common Stock in a private transaction at a deemed price of $0.19 per share.

(d) Not Applicable.

(e)  Not Applicable.

CUSIP No. 380560 10 2

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

 None

Item 7. Material to Be Filed as Exhibits

   None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2003

Date

/s/ Douglas H. Shearer

Signature

Douglas H. Shearer

Name